Filed Pursuant to Rule 433

Registration Statement No. 333-233543-07

Dated March 3, 2021

Atlantic City Electric Company

$350,000,000 First Mortgage Bonds, 2.300% Series Due 2031

Pricing Term Sheet

Issuer:	Atlantic City Electric Company
Ratings*:	A2 (Moody’s); A (S&P); A- (Fitch)
Securities:	First Mortgage Bonds
Trade Date:	March 3, 2021
Settlement Date**:	March 10, 2021 (T+5)
Principal Amount:	$350,000,000
Maturity:	March 15, 2031
Coupon:	2.300%
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price and Yield:	96-24+/1.476%
Reoffer Spread to Benchmark Treasury:	+83 basis points
Yield to Maturity:	2.306%
Public Offering Price:	99.946% of the principal amount
Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2021
Redemption Provisions:

At any time prior to December 15, 2030 (i.e., three months prior to the maturity date of the Bonds), at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed that would be due if such bonds matured on December 15, 2030, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in each case accrued interest to the redemption date

At any time on or after December 15, 2030, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	048303CJ8
ISIN:	US048303CJ83
Joint Book Running Managers:	Mizuho Securities USA LLC Scotia Capital (USA) Inc. CIBC World Markets Corp. PNC Capital Markets LLC
Senior Co-Managers:	KeyBanc Capital Markets Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	Blaylock Van, LLC Drexel Hamilton, LLC Great Pacific Securities

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about March 10, 2021, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC at 1-866-271-7403 or Scotia Capital (USA) Inc. at 1-800-372-3930.